March 5, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Mary Beth Breslin Joseph McCann

Re:	Safe Auto Insurance Group, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-231588

Ladies and Gentlemen:

On May 17, 2019, Safe Auto Insurance Group, Inc. (the “Company”) filed Registration Statement No. 333-231588 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof  or at the earliest practicable date hereafter. The Company has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company’s legal counsel, Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2573.

Very truly yours,

SAFE AUTO INSURANCE GROUP, INC.

By:	/s/ Ronald H. Davies
	Name:	Ronald H. Davies
	Title:	Chief Executive Officer and President

cc:	Gregory A. Sutton, Chief Financial Officer, Safe Auto Insurance Group, Inc.
Kelly A. Armstrong, General Counsel & Corporate Secretary, Safe Auto Insurance Group, Inc.
David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP